UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________ Commission File Number ___________________________

WonderFi Technologies Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	6099 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Suite 250, 780 Beatty Street

Vancouver, British Columbia, Canada

V6B 2M1

(778) 843-9637
(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000
Washington, D.C. 20005
(202) 572-3111

Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form          ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes    ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

WonderFi Technologies Inc. (the “Company” or the “Registrant”) is a Canadian reporting issuer eligible to file this registration statement (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Securities and Exchange Commission (the “Commission”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The common shares of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), that reflect our management’s expectations with respect to future events, our financial performance and business prospects. Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, those described in the Company’s Annual Information Form for the year ended September 30, 2021 filed as Exhibit 99.78 to this Registration Statement, its Management’s Discussion and Analysis for the year ended September 30, 2021 filed as Exhibit 99.75 to this Registration Statement, and its Management’s Discussion and Analysis for the three- and nine-month periods ended June 30, 2022 filed as Exhibit 99.140. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, except as required by applicable law, nor does the Registrant assume any obligation to update such forward-looking statements in the future, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the Commission, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Registration Statement in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.143, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.144 through Exhibit 99.146, inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF SHARE CAPITAL

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended September 30, 2021, attached hereto as Exhibit 99.78.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements (as that term is defined in General Instruction B.(11) of Form 40-F) that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources that is material to investor.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the heading “Commitments and Liquidity Risk” in Management’s Discussion and Analysis for the three and nine months ended June 30, 2022 filed as Exhibit 99.140 to this Registration Statement.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.wonder.fi, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 18, 2022, based upon the daily exchange rate as quoted by the Bank of Canada was US$1.00 = Cdn.$1.2928.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WONDERFI TECHNOLOGIES INC.

/s/ Ben Samaroo
Name:	Ben Samaroo
Title:	Chief Executive Officer

Date: August 19, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description
99.1	News Release dated October 19, 2020
99.2	Financial Statements for the years ended June 30, 2020 and 2019 dated October 28, 2020
99.3	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee dated October 28, 2020
99.4	Management’s Discussion and Analysis for the year ended June 30, 2020 dated October 28, 2020
99.5	Certification of Annual Filings by CEO (Form 52-109FV1) dated October 28, 2020
99.6	Certification of Annual Filings by CFO (Form 52-109FV1) dated October 28, 2020
99.7	News Release dated October 29, 2020
99.8	Material Change Report dated October 29, 2020
99.9	Early Warning Report Filed Pursuant to National Instrument 62-103 dated October 29, 2020
99.10	Condensed Interim Financial Statements for the three months ended September 30, 2020 and 2019 dated November 26, 2020
99.11	Interim Management’s Discussion and Analysis for the three months ended September 30, 2020 dated November 26, 2020
99.12	Certification of Annual Filings by CEO (Form 52-109FV1) dated November 26, 2020
99.13	Certification of Annual Filings by CFO (Form 52-109FV1) dated November 26, 2020
99.14	Condensed Interim Financial Statements for the six months ended December 31, 2020 and 2019 dated February 23, 2021
99.15	Interim Management’s Discussion and Analysis for the six months ended December 31, 2020 dated February 23, 2021
99.16	Certification of Annual Filings by CEO (Form 52-109FV1) dated February 23, 2021
99.17	Certification of Annual Filings by CFO (Form 52-109FV1) dated February 23, 2021
99.18	Notice of Meeting and Record Date dated May 13, 2021
99.19	Condensed Interim Financial Statements for the nine months ended March 31, 2021 and 2020 dated May 19, 2021
99.20	Interim Management’s Discussion and Analysis for the nine months ended March 31, 2021 dated May 19, 2021
99.21	Certification of Annual Filings by CEO (Form 52-109FV1) dated May 19, 2021
99.22	Certification of Annual Filings by CFO (Form 52-109FV1) dated May 19, 2021
99.23	Voting Instruction Form for Annual General and Special Meeting to be held June 23, 2021 dated May 26, 2021
99.24	CEO Certificate Related to the Annual General and Special Meeting to be held June 23, 2021 dated May 26, 2021
99.25	Notice of Annual General and Special Meeting dated May 19, 2021
99.26	Notice of Annual General and Special Meeting and Management Information Circular dated May 19, 2021
99.27	Form of Proxy for Annual General and Special Meeting to be held June 23, 2021 dated May 26, 2021
99.28	Form of Proxy for Annual General and Special Meeting to be held June 23, 2021 dated May 26, 2021
99.29	Material Change Report dated June 14, 2021
99.30	Amalgamation Agreement among Austpro Energy Corporation, 1302107 B.C. Ltd. and DeFi Ventures Inc. dated June 3, 2021
99.31	Change of Status Report – Section 11.2 of National Instrument 51-102 dated August 20, 2021
99.32	Filing Statement dated August 20, 2021
99.33	Certificate of Name Change dated August 25, 2021

Exhibit	Description
99.34	News Release dated August 30, 2021
99.35	Articles of WonderFi Technologies Inc. filed August 30, 2021
99.36	Coinbase Custody Custodial Services Agreement by and between DeFi Ventures Inc. and Coinbase Custody Trust Company dated May 28, 2021 and filed August 30, 2021
99.37	Coinbase Institutional Client Agreement by Coinbase, Inc. and DeFi Ventures Inc. dated May 21, 2021 and filed August 30, 2021
99.38	Agency Agreement between PI Financial Corp. and DeFi Ventures Inc. dated June 3, 2021 and filed August 30, 2021
99.39	Subscription Receipt Agreement between DeFi Ventures Inc., PI Financial Corp., Computershare Trust Company of Canada and Austpro Energy Corporation dated June 3, 2021 and filed August 30, 2021
99.40	Notice of Change in Corporate Structure – Section 4.9 of National Instrument 51-102 dated August 30, 2021
99.41	Material Change Report dated August 30, 2021
99.42	Financial Statements of DeFi Ventures Inc. for the period from January 30, 2021 to June 30, 2021 dated August 18, 2021 and filed August 30, 2021
99.43	DeFi Ventures Inc. Management Discussion & Analysis for the period from January 30, 2021 to June 30, 2021 filed August 31, 2021
99.44	News Release dated September 7, 2021
99.45	News Release dated September 14, 2021
99.46	News Release dated September 27, 2021
99.47	News Release dated October 5, 2021
99.48	Notice of Change in Year-End Pursuant to Part 4 of National Instrument 51-102 dated October 14, 2021
99.49	News Release dated October 15, 2021
99.50	News Release dated October 18, 2021
99.51	Consolidated Financial Statements for the years ended June 30, 2021 and 2020 dated October 26, 2021
99.52	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee dated October 28, 2021
99.53	Management’s Discussion and Analysis for the year ended June 30, 2021 dated October 26, 2021
99.54	Certification of Annual Filings by CEO (Form 52-109FV1) dated October 28, 2021
99.55	Certification of Annual Filings by CFO (Form 52-109FV1) dated October 28, 2021
99.56	Warrant Indenture between WonderFi Technologies Inc. and Computershare Trust Company of Canada dated October 26, 2021
99.57	Underwriting Agreement dated October 26, 2021
99.58	Material Change Report dated October 27, 2021
99.59	News Release dated November 1, 2021
99.60	News Release dated November 3, 2021
99.61	Form 45-106F1 Report of Exempt Distribution dated November 3, 2021
99.62	News Release dated November 8, 2021
99.63	Form 62-103F3 Report Under Part 4 of National Instrument 62-103 dated November 10, 2021
99.64	News Release dated November 15, 2021
99.65	Material Change Report dated November 23, 2021
99.66	News Release dated November 24, 2021
99.67	News Release dated December 3, 2021
99.68	News Release dated December 7, 2021
99.69	News Release dated December 9, 2021

Exhibit	Description
99.70	News Release dated December 14, 2021
99.71	Notice Declaring Intention to be Qualified Under National Instrument 44-101 dated December 15, 2021
99.72	Ontario Form 13-502F1 Class 1 and Class 3B Reporting Issuers – Participation Fee dated December 17, 2021
99.73	Consolidated Financial Statements for the period from January 30, 2021 to September 30, 2021 dated December 15, 2021
99.74	Alberta Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers – Participation Fee dated December 17, 2021
99.75	Management Discussion and Analysis for the period ended September 30, 2021 dated December 17, 2021
99.76	Certification of Annual Filings by CEO (Form 52-109F1) dated December 17, 2021
99.77	Certification of Annual Filings by CFO (Form 52-109F1) dated December 17, 2021
99.78	Annual Information Form for the year ended September 30, 2021 dated December 15, 2021
99.79	News Release dated December 17, 2021
99.80	News Release dated January 4, 2022
99.81	Business Combination Agreement between WonderFi Technologies Inc., 100067624 Ontario Inc. and First Ledger Corp. dated January 4, 2022
99.82	Material Change Report dated January 11, 2022
99.83	News Release dated February 2, 2022
99.84	Warrant Indenture between WonderFi Technologies Inc. and Computershare Trust Company of Canada dated February 4, 2022
99.85	News Release dated February 8, 2022
99.86	Form 62-103F3 Report Under Part 4 of National Instrument 62-103 dated February 10, 2022
99.87	Interim Consolidated Financial Statements for the period ended December 31, 2021 dated February 10, 2022
99.88	Management Discussion and Analysis for the period ended December 31, 2021 dated February 11, 2022
99.89	Certification of Interim Filings by CEO (Form 52-109F2) dated February 11, 2022
99.90	Certification of Interim Filings by CFO (Form 52-109F2) dated February 11, 2022
99.91	News Release dated February 11, 2022
99.92	Form 62-103F3 Report Under Part 4 of National Instrument 62-103 dated February 14, 2022
99.93	Material Change Report dated February 14, 2022
99.94	News Release dated February 17, 2022
99.95	News Release dated February 18, 2022
99.96	Statement of Executive Compensation for the period ended September 30, 2021 dated February 22, 2022
99.97	News Release dated February 24, 2022
99.98	Material Change Report dated February 28, 2022
99.99	News Release dated March 2, 2022
99.100	News Release dated March 4, 2022
99.101	News Release dated March 16, 2022
99.102	News Release dated March 25, 2022
99.103	News Release dated March 29, 2022
99.104	Material Change Report dated April 1, 2022
99.105	News Release dated April 8, 2022
99.106	Form 62-103F3 Report Under Part 4 of National Instrument 62-103 dated April 11, 2022
99.107	News Release dated April 18, 2022
99.108	News Release dated April 19, 2022
99.109	Material Change Report dated April 20, 2022
99.110	News Release dated April 26, 2022

Exhibit	Description
99.111	Business Combination Agreement between WonderFi Technologies Inc., WonderFi Technologies Inc. on behalf of a corporation to be incorporated as a wholly-owned subsidiary, Coinberry Limited, Andrei Poloakov and Evan Kuhn dated April 17, 2022
99.112	Amending and Assignment Agreement between WonderFi Technologies Inc., 13963071 Canada Inc., Coinberry Limited, Andrei Poloakov and Evan Kuhn dated April 18, 2022
99.113	Material Change Report dated April 27, 2022
99.114	News Release dated May 16, 2022
99.115	Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2022 and 2021 dated May 16, 2022
99.116	Management’s Discussion and Analysis for the three and six months ended March 31, 2022 and 2021 dated May 16, 2022
99.117	Certification of Interim Filings by CEO (Form 52-109F2) dated May 16, 2022
99.118	Certification of Interim Filings by CFO (Form 52-109F2) dated May 16, 2022
99.119	News Release dated May 24, 2022
99.120	Business Acquisition Report dated June 1, 2022
99.121	News Release dated June 1, 2022
99.122	News Release dated June 13, 2022
99.123	News Release dated June 15, 2022
99.124	News Release dated June 20, 2022
99.125	Notice of Annual Meeting and Record Date dated June 23, 2022
99.126	News Release dated July 4, 2022
99.127	Material Change Report dated July 11, 2022
99.128	New Release dated July 15, 2022
99.129	News Release dated August 2, 2022
99.130	News Release dated August 5, 2022
99.131	Financial Statements Request Form, dated August 9, 2022
99.132	Notice of Availability of Proxy Materials for Annual General Meeting, dated August 9, 2022
99.133	Voting Instruction Form for Annual General Meeting to be held September 12, 2022, dated August 9, 2022
99.134	Notice of Annual General Meeting to be held September 12, 2022, dated August 9, 2022
99.135	Notice of Annual General and Meeting Management Information Circular, dated August 9, 2022
99.136	Form of Proxy for Annual General Meeting to be held on Monday, September 12, 2022, dated August 9, 2022
99.137	Notice of Change in Year-End, dated August 12, 2022
99.138	News Release dated August 15, 2022
99.139	Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021 dated August 15, 2022
99.140	Management’s Discussion and Analysis for the three and six months ended March 31, 2022 and 2021 dated May 16, 2022
99.141	Certification of Interim Filings by CEO (Form 52-109F2) dated August 15, 2022
99.142	Certification of Interim Filings by CFO (Form 52-109F2) dated August 15, 2022
99.143	News Release dated August 16, 2022

Consents
99.144	Consent of Raymond Chabot Grant Thornton LLP
99.145	Consent of Davidson & Company LLP
99.146	Consent of Crowe MacKay LLP*

*       To be filed by an amendment to this Form 40-F.